Notice of Exempt Solicitation

Registrant: ConocoPhillips

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntary

April 20, 2022

Dear ConocoPhillips Shareholders,

We are writing to urge you to VOTE “FOR” Item 7 on the proxy card, asking the Company to adopt medium- and long-term greenhouse gas reduction targets.

SUMMARY

As shareholders in ConocoPhillips (“ConocoPhillips” or “the Company”), we are concerned that the company is failing to address the risks posed by climate change to its business operations of fossil fuel exploration, production, and marketing. In absence of Paris-consistent targets to reduce both the emissions of its operations (Scope 1 and 2) and products (Scope 3), shareholders in ConocoPhillips are unable to determine if ConocoPhillips is addressing the risks and opportunities to expand investments in new, low-carbon alternatives, thereby addressing the risks for the Company, its shareholders, and the global economy. As such, shareholders are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

The Proposal reads in part:

RESOLVED: Shareholders request the Company to set and publish short-, medium- and long-term targets to reduce the greenhouse gas (GHG) of the Company’s operations and energy products (Scope 1, 2, and 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

SUPPORTING STATEMENT

-	The world’s leading international scientific bodies recently released reports which clearly state the need for deep cuts in emissions in order to limit global warming to safe levels. We therefore support the Company to set emission reduction targets for all emissions: the emissions of the company’s operations and the emissions of its energy products (Scope 1, 2, and 3). Reducing Scope 3 emissions, the vast majority, is essential to limiting global heating.

-	A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore limiting global warming is essential to risk management and responsible stewardship of the economy.

-	We believe that the Company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with curbing climate change

RATIONALE FOR A YES VOTE

1)	ConocoPhillips has not set Paris-consistent emission reduction targets and has failed to respond to a majority of its shareholders that requested the Company in 2021 to set a Scope 3 target. An increasing number of oil and gas majors have already set targets to reduce the emissions of both their operations (Scope 1 and 2) and products (Scope 3). The Company’s targets only address scope 1 and 2 emissions, which constitute approximately 10% of the company's total reported emission profile (2020).[1]
2)	Every Company needs to reduce its absolute emissions in line with the goal of Paris to stay within the pathway of no or limited overshoot of 1.5 degrees Celsius. By excluding Scope 3 from its reduction efforts, the Company fails to assume responsibility for the vast majority of its emissions. While the situation of an exploration and production (E&P) company differs from that of its downstream or integrated peers, its status as an E&P company cannot serve as a categorical exemption from reducing the company’s overall emission profile. Other companies who also do not engage directly with end users of products, such as Equinor, have made these crucial commitments after investor support for the Follow This resolutions.[2] Equinor set a Net Zero emission reduction target in 2020 that includes Scope 3 emissions.[3]
3)	The Company received a 58% majority on our proposal at their 2021 AGM. The targets the company set in response fall short of the necessary reductions needed to reduce global warming in line with Paris and do not address the concern of the majority of their shareholders; the company made no commitments to reduce the emissions of its products, which was an essential component of the proposal. By supporting this year's proposal, shareholders can send a clear message to the company that it must set the necessary targets to reduce its emissions in line with the goals of the Paris Agreement.
4)	The Net Zero Benchmark by Climate Action 100+, the World’s largest investor alliance shows that investor sentiment is clear; companies are expected to develop and implement a robust strategy to manage the climate-related risk, requiring companies to address the emissions of their products, in accordance with scientific consensus for what is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius.[4]
5)	In the face of ConocoPhillips's incomplete response to last year's shareholder mandate, it is imperative that investors double down on their call for Paris-aligned GHG reduction targets to increase pressure on the Company and indicate a scrutiny of its management of shareholder demands. A reduced vote outcome for the Proposal this year would set a dangerous precedent in corporate governance as it would allow a company to rely on private engagement with some shareholders to disregard a public and collective shareholder concern.

DISCUSSION

Background

Our proposals, submitted to five US oil majors, request energy companies to adopt a strategy congruent with the Paris Agreement; the companies are requested to set targets to reduce their emissions (Scope 1, 2 and 3) in the short-, medium- and long-term. This proposal is important for shareholders not only because it serves the best interest of the Company, but also because it is necessary to safeguard all the assets in shareholders’ portfolios from the devastating effects of climate change. In past years, investor support for the Follow This proposals has caused companies to set Scope 3, and other, emission reduction targets where these had not been set before.

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1 CDP response ConocoPhillips: Climate Change 2021 (www.cdp.net)

2 Equinor, proposal from shareholders and response from the board of directors (2019) Page 5

3 Equinor, “Equinor sets ambition to reach net-zero emissions by 2050” November 2, 2020 07:00 CET | Last modified March 17, 2021 10:31 CET (www.equinor.com)

4 Climate Action 100+ Net Zero Company Benchmark 2022 (www.climateaction100.org)

Regarding ConocoPhillips (“the Company”), the Proposal is important as it will provide the Company with a mandate to reduce its emissions and lead the energy transition. The science is clear, and policy is rapidly developing. In order to limit warming to well below 2 degrees Celsius and to pursue efforts for maximum 1.5 degrees Celsius of warming, most of the assets already discovered cannot be exploited; this contrasts with the plans of the Company and its oil and gas peers. If action is not taken immediately, the inescapable forthcoming regulatory interventions will render all these assets stranded. There is a small, rapidly closing window to take action. If the Company sets targets to reduce its emissions and adjust its investments accordingly, it can preemptively address these regulations and take its place as a leader in the transition.

Financial Risk

The proposal is in the best interest of shareholders as it is necessary to safeguard their entire portfolios. Financial institutions are increasing their emission reduction commitments. This puts companies who do not sufficiently address emissions at a risk of capital loss. The recent IPCC report forebodes catastrophic consequences for the global economy, threatening to freeze the entire global financial apparatus and impose insurmountable costs to investors. Only if ConocoPhillips, and other companies, set targets to reduce emissions and follow them up with robust strategies to facilitate the transition from fossil fuels will it be possible to avoid these consequences. Accordingly, a vote in favor of our proposal will protect our investments in the Company and encourage other companies to follow the correct path. Ultimately, this proposal allows investors to give a mandate to ConocoPhillips to devise a strategy that will see the Company thrive in a transitioned economy.

Legal risk

Recent cases against European oil major Shell (by Friends of the Earth and ClientEarth), as well as increased litigation efforts in the US, demonstrate that oil and gas companies are at risk of having to forcefully adopt a Paris consistent emission reduction strategy. Additionally, these litigation efforts expose the Company to financial risks of damage claims that request compensation, for instance for abatement costs to mitigate the adverse effects of climate change caused by fossil fuel induced GHG emissions.

These legal risks that the Company faces, which directly impact the Company’s shareholders, can be retired if shareholders provide the Company with a mandate to effectuate the necessary changes on its own accord. Implementation of the proposal would therefore allow the Company to pursue the most cost-efficient route to a decarbonized future in which the company could play a leading role.

The Company’s targets are not Paris aligned
The Company’s short-, medium and long-term ambitions fall short of Paris alignment. The IPCC advises that in order to meet the goals of the Paris Agreement, global emissions must come down by around 45% in the medium-term.5 Oil and Gas Majors are expected to keep pace with these reductions; the IEA advises that Oil and Gas companies must reduce their emissions by around 36% during this time period.6

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5 IPCC Sixth Assessment Report, Working Group I,

Summary for Policymakers, 2021, page 13, Box SPM.1 (a), scenario SSP1-1.9.

6 IEA Net Zero by 2050 Roadmap, 2021, page 26

The Company’s long-term Scope 1 and 2 net-zero ambition falls short of Paris-alignment in absence of a commitment to reduce Scope 3 emissions. A Paris aligned pathway without inclusion of Scope 3 GHG emission reduction targets does not exist as Scope 3 emissions constitute the overwhelming majority of the Company’s overall emissions.

In the medium-term, the Company aims to reduce the intensity of its operational emissions (Scope 1 and 2) by 40-50% by 2030 from a 2016 baseline.7 The IEA advises a 36% absolute emission reduction for the oil and gas sector by 2030 to stay within a Paris-aligned pathway. The Company’s Scope 1 and 2 intensity target fails to demonstrate that it will lead to absolute emissions reductions consistent with the goal of the Paris Climate Agreement.

In the short-term, the Company fails to make any substantial emission reduction commitments as its target relates only to reducing the intensity of its methane emissions by 10% by 2025 from a 2019 baseline and the elimination of routine flaring. For reference, methane emissions in 2019 constituted only 8.3% of the Company’s operational (Scope 1 and 2) GHG emissions and therefore 0.8% of its total reported emission portfolio.8

The Company’s targets fall far short of the request as they lack a clear commitment to GHG emission reductions as prescribed by Paris. The Company’s short-, medium- and long-term ambitions only encompass its Scope 1 and 2 emissions, leaving the vast majority of emissions (Scope 3 emissions) unaddressed. For this reason, shareholders are encouraged to make it clear to the Company that it needs to set Paris-consistent emission reduction targets.

Shareholders asked the Company to set a Scope 3 target

In its 2022 proxy statement, The Company states that it does not aim to set a Scope 3 target.9 The Company believes that as an Exploration and Production (E&P) company, it does not control how its products are used and that Scope 3 accounting issues make setting a Scope 3 target problematic. Furthermore, the Company believes that setting a Scope 3 target would not reduce global emissions due to a shift of capital toward less accountable producers and jurisdictions. The Company therefore argues that a Scope 3 ambition could harm its business and shareholders’ interests in long-term value. The Company claims that “Overall, stockholders expressed support for our Paris-aligned Climate Risk Framework” and that “...we received very few specific requests for additional targets or changes to our overall strategy.” This conclusion is in sharp contradiction with the 58% majority the Proponent’s proposal received last year, which requested the Company to “...address the risks and opportunities presented by the global transition towards a lower emissions energy system by setting emission reduction targets covering the greenhouse gas (GHG) emissions of the company’s operations as well as its energy products (Scope 1, 2, and 3).”

The Company fails to respond to shareholder concern

Across the board, companies have followed a similar trend in relation to Scope 3. None of the oil and gas majors set Scope 3 targets of their own accord but did so after investor sentiment (including support for the Follow This resolutions) encouraged them to do so. An impact assessment of shareholder proposals on US Corporate behavior by Blackrock Investment Stewardship measured that 94% of environmental majority proposals (50% or more) were fully implemented. Last year’s proposal, which received a 58% majority vote, requested the Company to set emission reduction targets for its operational emissions (Scope 1 and 2) and its products (Scope 3). The majority outcome showed that investors wish to see the Company set these emission reduction targets. By failing to do so, ConocoPhillips is rejecting a request from its shareholders. The Company completely renounces responsibility for the emissions of its products (Scope 3 emissions), which constitute a majority of the company’s overall emissions and a key tenet of the mandate given by a majority of investors last year.

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7 ConocoPhillips 2020 Sustainability Report Page 129
Available at: www.conocophillips.com (Sustainability --> 2020 sustainability report)

8 ConocoPhillips 2020 Sustainability Report Page 129
Available at: www.conocophillips.com (Sustainability --> 2020 sustainability report); CDP Response ConocoPhillips Climate Change 2020 available at: www.cdp.net

9 https://www.sec.gov/Archives/edgar/data/1163165/000120677422000879/cop3949151def14a.htm Page 128

While the Proponent recognizes the Company’s engagement efforts with its shareholders, these do not relieve the Company from its duty to address shareholder sentiment that has been expressed in a majority vote outcome. The Proponent is aware that the results of engagement may differ from the sentiment expressed in a shareholder vote; parties may want to preserve their behind-closed-doors relationships while showing their true stance publicly. Relying on private engagement with some shareholders to disregard a public and collective shareholder concern sets a dangerous precedent for corporate governance. It is problematic to use selective engagement to refute the request of a majority of the company’s shareholders.

The Company is expected to rely on a lowered voting outcome this year to persist in its rejection against setting a Scope 3 target. Therefore, it is imperative that investors maintain pressure on the Company and show that they expect a response to a majority vote. Support will show that its shareholders are still concerned about climate risk and expect the Company to be accountable to its shareholders rather than dismiss majority votes with inaction. While the Proposal may be precatory in nature, a disregard for shareholder concern expressed in majority support for a shareholder proposal should not be left unaddressed by shareholders. This Proposal provides an opportunity to unequivocally encourage the Company to set Paris-consistent emission reduction targets for Scope 1, 2 and 3.

Setting a Scope 3 target is necessary to reduce global emissions

Scope 3 emissions are the vast majority of the Company’s emissions. Due to overlap between one company’s Scope 3 and another’s, an effort to reduce Scope 3 can lead to emissions reductions in other companies’ Scope 1 and 2 inventories, thus reducing value chain, and global emissions.

Investors request companies across the board to set Scope 3 targets. Laggards are at risk of capital loss. Capital will be allocated to companies that take charge in dealing with climate-related risks. By setting a Scope 3 target, the Company can count on investor support in its pursuit of a carbon-neutral business model.

E&P Companies can set a target based on existing guidance

Integrated oil and gas companies, midstream as well as upstream E&P companies can all use the existing guidance mentioned below to set appropriate and ambitious Scope 3 targets. Companies that do not exercise control over the end use of their products can arrive at a Scope 3 target while resolving duplicative counting issues. The IPIECA, the global oil and gas industry association for environmental and social issues, states that E&P companies may estimate final products based on total crude and natural gas produced.10 The use of these final products (Scope 3 category 11) typically accounts for more than 80% of total Scope 3 emissions, which represent the majority of the Company’s overall emissions. To address double counting issues, companies can choose not to include emissions in some of the other Scope 3 emissions categories, for instance category 10 ‘processing of sold products’, where these emissions are already included in category 11.11 Where overlap is immaterial, companies may choose to include fuel emissions from both category 11 and other categories, if isolating the different types of emissions proves too onerous.12 As shareholders, we expect to see the Company take a leading role in accurate Scope 3 target setting as a prominent member of the industry rather than wait for regulatory intervention. Inaction will result in financial and reputational costs for the Company and its shareholders.

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10 PIECA, “Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions. Overview of methodologies.” Page 50 Available at www.ipieca.org

11 IPIECA, “Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions. Overview of methodologies.” Page 16 www.ipieca.org/resources/

12 IPIECA, “Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions. Overview of methodologies.” Page 35 www.ipieca.org/resources/

Consumer Demand and Financial Risk

The Company argues in its opposition statement that “supply-side constraints for oil and gas producers do not address demand and are ineffective in reducing global emissions”.13 While it is true the company cannot single-handedly influence demand, it is also problematic to deny that the company can influence the commodities used in the value chain by creating new business models and allocating investments to low-carbon opportunities.14 Society needs energy, preferably offered by low GHG emitting products that protect the long-term interests of consumers and the global economy. The Proponent recognizes that a short-term strategy will include a creative mix of energy sources and that significant investments in alternatives are needed to effectuate the energy transition in the medium- and long-term. Companies across the energy industry are showing with various initiatives that there are viable methods to abate oil and gas emissions and that there are sufficient product alternatives; These alternatives are becoming increasingly competitive. In the long run, capital will be allocated to producers that can show resilience to the risks of the energy transition. Companies that take active steps in reducing their emissions in line with Paris will obtain investor support and remain suppliers of choice. By implementing the Proposal, the Company would mitigate, rather than exacerbate the risk of production being transferred to insufficient producers. The Proposal encourages the Company to fulfill this leading role.

Conclusion

Companies across the energy sector can make the Paris Climate Agreement by setting short-, medium- and long-term GHG emission reduction targets in line with it. In doing so, they would mitigate the financial climate change risks that companies and their investors currently face. The Company’s current targets fall short of being consistent with Paris. Support for the Proposal would encourage the Company to adequately incorporate shareholder concern in its strategy and would demonstrate that the Company is expected to respond to shareholder sentiment by taking action.

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13 https://www.sec.gov/Archives/edgar/data/1163165/000120677422000879/cop3949151def14a.htm Page 128

14 Science Based Targets Value Change in the Value Chain: BEST PRACTICES IN SCOPE 3
GREENHOUSE GAS MANAGEMENT (2018) page 41

For the foregoing reasons, shareholders are urged to vote FOR the Proposal which requests the Company to set Paris-consistent emission reduction targets.

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